Geospace Technologies Corporation • 7007 Pinemont Drive • Houston, TX 77040 • TEL (713) 986-8674 • FAX (713) 986-4445

January 16, 2013

Via EDGAR and E-Mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Facsimile Number: (202) 772-9368

Attention: Mr. Brian Cascio

Re:	Geospace Technologies Corporation
Form 10-K for the Fiscal Year Ended September 30, 2012
Filed December 12, 2012
File No. 001-13601

Ladies and Gentlemen:

On behalf of Geospace Technologies Corporation (the “Company”), I hereby submit the Company’s response to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the letter to Mr. Thomas T. McEntire dated January 15, 2013, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2012 filed with the Commission via the Commission’s EDGAR system on December 12, 2012 (the “Form 10-K”).

For your convenience, our responses below are preceded by the text of the Staff’s comments.

Form 10-K for the Fiscal Year Ended September 30, 2012

Consolidated Financial Statements

Consolidated Statements of Operations, page F-5

1.	We see that you generate revenue from the rental of your products. Please tell us how you have considered Rule 5-03.1 of Regulation S-X which states that income from rental should be separately stated on the statements of operations.

Response:	Rule 5-03 (b) of Regulation S-X states that if income is derived from more than one of the subcaptions described under Rule 5-03.1, each class which is not more than 10 percent of the sum of the items may be combined with another class. In considering this provision, it was noted that revenue from product rentals during each of the fiscal years ended September 30, 2012, 2011 and 2010 was less than 10 percent of total consolidated revenues for each respective fiscal year. As a result, rental revenue for each of the aforementioned fiscal years was combined with revenue from product sales in accordance with Rule 5-03 (b) of Regulation S-X. We will continue to monitor this threshold as it relates to rental income on a quarterly basis.

Note 1. Summary of Significant Accounting Policies, page F-9

2.	We see that you received $24 million in cash and recognized $9.9 million of gross profit during FY12 from the sale of used rental equipment. In future filings please include footnote disclosure about your accounting policy for the sale of used rental equipment. In addition, to the extent that fluctuations in sales of used rental equipment has a significant impact on your results of operations, such as your gross profit, please include an appropriate discussion within MD&A in accordance with Rule 303(A) of Regulation S-K.

Response:	The revenue recognition policies presented in footnote 1 on page F-11 in relation to the sale of products produced in a standard manufacturing operation are also applicable to the sale of used rental equipment. In our future filings, we will include more specific footnote disclosure regarding the Company’s accounting policy for the sale of used rental equipment. In addition, to the extent that fluctuations in sales of used rental equipment has a significant impact on the Company’s results of operations, we will include an appropriate discussion within MD&A in accordance with Rule 303(A) of Regulation S-K.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have questions regarding the foregoing, please contact me at 713-986-8674.

Sincerely,

/s/ Thomas T. McEntire
Thomas T. McEntire
Vice President, Chief Financial Officer and Secretary

cc:	Gary D. Owens, Geospace Technologies Corporation